UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2026

001-43033

(Commission File Number)

PULSENMORE LTD.

(Exact name of Registrant as specified in its charter)

8 Omarim St.

Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Pulsenmore Ltd. (the “Company”) announces that, in accordance with the Israeli Companies Law, 5759-1999, it has postponed its Annual General Meeting of Shareholders to consider and vote on the proposals detailed in the Company’s proxy statement (the “Proxy Statement”) filed with the U.S. Securities and Exchange Commission on May 7, 2026 (the “Meeting”). The Meeting, which was originally scheduled to be held on June 16, 2026, at 10:00 a.m. (Israel time) at the offices of the Company at 7 Begin Rd., Ramat Gan, Israel, has been postponed and is now scheduled to be held on July 9, 2026 at 10:00 a.m. (Israel time). The Meeting location has not changed and will continue to be held at the offices of the Company at 7 Begin Rd., Ramat Gan, Israel.

The record date for the Meeting remains the close of business on May 12, 2026, and no changes have been made to the proposals to be considered at the Meeting or to the recommendations of the Company’s board of directors with respect to such proposals.

The Company has decided to postpone the Meeting to provide its shareholders eligible to vote at the Meeting (“Shareholders”) with additional time to consider the proposals to be considered at the Meeting as detailed in the Proxy Statement and to allow Shareholders additional time to submit their proxies and for the Company to continue its outreach to Shareholders whose votes have not yet been received.

The deadline for submitting votes for the postponed Meeting has been extended. A proxy will be effective only if it is received at the Company’s offices no later than 6:59 AM (Israel time) on July 8, 2026, or, in the case of a shareholder voting electronically through the electronic voting system of the Israel Securities Authority, no later than six (6) hours prior to the time of the postponed Meeting (i.e., 4:00 AM (Israel time) on July 9, 2026).

Shareholders who have already voted their shares in accordance with the instructions detailed in the Proxy Statement do not need to take any action as a result of the postponement and their proxies will remain valid and will be voted at the postponed Meeting unless properly revoked. Shareholders who have not yet voted or who wish to change their vote are strongly encouraged to do so as soon as possible in the manner described in the Proxy Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pulsenmore Ltd.

Date: June 12, 2026	By:	/s/ Eran Hirsh
Eran Hirsh
Chief Financial Officer